SMBC NIKKO SECURITIES AMERICA, INC.
(An Indirect Wholly Owned Subsidiary of
Sumitomo Mitsui Banking Corporation)

Statement of Financial Condition

December 31, 2016

(With Report of Independent Registered Public Accounting Firm Thereon)

SMBC NIKKO SECURITIES AMERICA, INC.
(An Indirect Wholly Owned Subsidiary of
Sumitomo Mitsui Banking Corporation)

Table of Contents

	Page(s)
Report of Independent Registered Public Accounting Firm	
Statement of Financial Condition	1
Notes to Statement of Financial Condition	2–13



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Board of Directors
SMBC Nikko Securities America, Inc.:

We have audited the accompanying statement of financial condition of SMBC Nikko Securities America, Inc. (an indirect wholly owned subsidiary of Sumitomo Mitsui Banking Corporation) as of December 31, 2016 (the financial statement). The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of SMBC Nikko Securities America, Inc. as of December 31, 2016, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

New York, New York
February 22, 2017

SMBC NIKKO SECURITIES AMERICA, INC.
(An Indirect Wholly Owned Subsidiary of Sumitomo Mitsui Banking Corporation)
Statement of Financial Condition
December 31, 2016

Assets

Cash and cash equivalents	$ 140,355,667
Securities purchased under agreements to resell, net	7,514,695,481
Securities owned, at fair value (including securities pledged of $94,849,454)	370,418,820
Underwriting fee receivable	18,823,909
Receivable from brokers, dealers and clearing organizations	289,486,830
Receivable from affiliates	7,871,444
Furniture, equipment, and leasehold improvements, net of accumulated depreciation and amortization of $2,475,618	7,257,559
Deferred tax assets, net	5,854,002
Other assets	14,104,209
Total assets	$ 8,368,867,921

Liabilities and Stockholders' Equity

Liabilities:	
Securities sold under agreements to repurchase, net	$ 7,440,679,442
Securities sold, not yet purchased, at fair value	198,995,109
Payable to brokers, dealers and clearing organizations	27,152,050
Bank loan payable	100,000,000
Payable to affiliates	8,116,161
Accounts payable, accrued expenses, and other liabilities	23,667,998
Total liabilities	7,798,610,760
Commitments and contingencies	
Subordinated debt	25,000,000
Stockholders' equity:	
Common stock:	
Class A, $0.10 par value. Authorized 50 shares; issued and outstanding 10 shares	1
Class B, $0.10 par value. Authorized 9,950 shares; issued and outstanding 1,250 shares	125
Class C, $0.10 par value. Authorized 10,000 shares; issued and outstanding 2,620 shares	262
Additional paid-in capital	347,937,785
Retained earnings	197,318,988
Total stockholders' equity	545,257,161
Total liabilities and stockholders' equity	$ 8,368,867,921

See accompanying notes to statement of financial condition.

(1) Organization

SMBC Nikko Securities America, Inc. (the Company or SMBC SI) is an indirect wholly owned subsidiary of Sumitomo Mitsui Banking Corporation (SMBC or the Parent). SMBC is a direct, wholly owned subsidiary of Sumitomo Mitsui Financial Group, Inc. (SMFG), which offers a diverse range of financial services to individuals and corporations. SMBC owns 70% of the Class A common stock, 80% of the Class B common stock and 80% of the Class C common stock. SMBC Financial Services, Inc. owns 10% of the Class A common stock, and SMBC Nikko Securities, Inc. (SMBC-Nikko) owns 20% of each of the Class A, Class B and Class C common stock. Refer to Note 8, Stock Rights and Privileges.

SMBC SI is registered as a broker dealer under the Securities Exchange Act of 1934, is a member of the Financial Industry Regulatory Authority (FINRA), and is also registered with the Municipal Securities Rulemaking Board. The Company was incorporated on August 8, 1990 and commenced operations in December 1991. The Company is exempt from the Securities and Exchange Commission (SEC) Rule 15c3-3 pursuant to provisions (k)(2)(i) and (2)(ii) of such rule.

The Company engages in trading of U.S. government securities, corporate debt securities, asset-backed securities and enters into repurchase and reverse repurchase agreements, provides services to assist in the sale of securities underwritten by other entities, and provides advisory services and underwriting services of debt and equity securities. The Company also provides buy-back services to corporate clients for the purchase of clients' own stocks, and acts as selling agent by selling Japanese Domestic Equity Offerings to clients. The Company also acts as an originator, placement, and facility agent in connection with the origination and servicing of asset-backed, secured lending, and asset purchase transactions on behalf of an affiliate. The Company's business lines also include brokerage services for certain debt and equity products, distribution of globally branded research reports, and merger and acquisition advisory services. The primary targets for these services are sophisticated institutional investors such as asset management companies, investment trusts, hedge funds, and trust banks.

(2) Significant Accounting Policies

(a) Basis of Presentation and Use of Estimates

The Company's statement of financial condition has been prepared in conformity with U.S. generally accepted accounting principles (U.S. GAAP). The preparation of the statement of financial condition requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the statement of financial condition. Management believes that the estimates utilized in preparing its statement of financial condition are reasonable. Such estimates are subject to change in the future as additional information becomes available or previously existing circumstances are modified. Actual results could differ from those estimates.

(b) Recently Issued Accounting Standards

In February 2015, the FASB issued ASU No. 2015-02, *Consolidation (Topic 810): Amendments to the Consolidation Analysis*, which is intended to improve certain areas of consolidation guidance for legal entities such as limited partnerships, limited liability companies, and securitization structures. The ASU will change the analysis that a reporting entity must perform to determine whether it should consolidate certain types of legal entities and will reduce the number of consolidation models. ASU No. 2015-02 is effective for annual periods beginning after December 15, 2015. Therefore, the

ASU is effective for the Company on January 1, 2016. The adoption of ASU No. 2015-02 did not have any effect on the statement of financial condition of the Company.

In January 2016, the FASB issued ASU No. 2016-01, *Financial Instruments – Overall (Subtopic 825-10)* – Recognition and Measurement of Financial Assets and Financial Liabilities. ASU No. 2016-01 amends certain aspects of recognition, measurement, presentation and disclosure of financial instruments. Specifically, the amendments in this ASU affect the accounting for equity investments, financial liabilities under the fair value option, and the presentation and disclosure requirements for financial instruments. In addition, the FASB clarified guidance related to the valuation allowance assessment when recognizing deferred tax assets resulting from unrealized losses on available-for-sale debt securities. ASU No. 2016-01 is effective for public business entities for annual periods beginning after December 15, 2017. Therefore, this guidance is effective for the Company beginning January 1, 2018. The Company is evaluating the effect of this new guidance on its statement of financial condition.

In February 2016, the FASB issued ASU No. 2016-02, *Leases (Topic 842)*. ASU No. 2016-02 requires that, at lease inception for all leases, a lessee recognize in the statement of financial condition a right-of-use asset, for the right to use the underlying asset over the lease term, and a lease liability, for the liability to make lease payments. The classification criteria for distinguishing between finance leases and operating leases are substantially similar to the classification criteria for distinguishing between capital leases and operating leases in the previous leases guidance. In addition, ASU No. 2016-02 requires expanded disclosures about the nature and terms of lease agreements and is effective for public business entities for annual reporting periods beginning after December 15, 2018. Therefore, this guidance is effective for the Company beginning January 1, 2019. The Company is evaluating the effect of this new guidance on its statement of financial condition.

In June 2016, FASB issued ASU No. 2016-13, *Financial Instruments – Credit Losses (Topic 326)*: *Measurement of Credit Losses on Financial Assets,* which is to replace the incurred loss impairment methodology in current U.S. GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to develop credit loss estimates. Specifically, the amendments in this ASU would eliminate the probable initial recognition threshold in current U.S. GAAP and, instead, reflect an entity's current estimate of all expected credit losses. The amendments in this ASU also retained many of the disclosure amendments in ASU No. 2010-20, *Receivables (Topic 310): Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses,* updated to reflect the change from an incurred loss methodology to an expected credit loss methodology. Furthermore, the disclosures of credit quality indicators in relation to the amortized cost of financing receivables, a current disclosure requirement, are further disaggregated by year of origination (or vintage). ASU No. 2016-13 is effective for entities that are public business entities that are U.S. Securities and Exchange Commission (SEC) filers for annual periods beginning after December 15, 2019. Therefore, the ASU will be effective for the Company on January 1, 2020. The Company is evaluating the effect that ASU No. 2016-13 will have on its statement of financial condition.

In October 2016, the FASB issued ASU No. 2016-17, *Consolidation (Topic 810): Interests Held through Related Parties That Are under Common Control,* to amend the consolidation guidance on how a reporting entity that is the single decision maker of a variable interest entity (VIE) should treat indirect interests in the entity held through related parties that are under common control with the

reporting entity when determining whether it is the primary beneficiary of that VIE. Under the amendments, a single decision maker is not required to consider indirect interests held through related parties that are under common control with the single decision maker to be the equivalent of direct interests in their entirety. Instead, a single decision maker is required to include those interests on a proportionate basis consistent with indirect interests held through other related parties. ASU No. 2016-17 is effective for annual periods beginning after December 15, 2016. Therefore, the ASU will be effective for the Company on January 1, 2017. The Company does not expect the adoption of ASU No. 2016-17 to have any effect on the statement of financial condition of the Company.

(c)   *Cash and Cash Equivalents*

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents consist of demand deposits held in banks which amounted to $140,355,667 as of December 31, 2016.

(d)   *Securities Transactions*

Securities transactions are recorded on a trade-date basis. Securities owned are carried at fair value.

At December 31, 2016, securities owned consist primarily of U.S. treasury securities and corporate debt securities, of which $94,849,454 is pledged to a clearing organization as collateral.

(e)   *Securities Sold, Not Yet Purchased*

The Company has sold securities that it does not own (i.e. securities sold short) and is therefore, obligated to purchase such securities at a future date. The Company has recorded this obligation on the statement of financial condition at the fair value of the securities sold short.

(f)   *Repurchase Agreements*

A reverse repurchase agreement (also known as a reverse repo) refers to a transaction that is accounted for as a collateralized lending in which the Company buys securities with an agreement to resell them to the counterparty at a stated price plus interest at a specified date or in specified circumstances. The receivable under a reverse repurchase agreement refers to the amount due from the counterparty for the repurchase of the securities from the Company.

A repurchase agreement (repo) refers to a transaction that is accounted for as a collateralized borrowing in which the Company sells those securities to a counterparty with an agreement to repurchase them at a stated price plus interest at a specified date or in specified circumstances. The payable under a repurchase agreement refers to the amount of the Company's obligation recognized for the future repurchase of the securities from the counterparty. Repurchase and resale agreements are presented on a net basis on the Statement of Financial Condition where permitted by ASC 210-20, *Balance Sheet-Offsetting*.

The Company's policy is generally to take possession of securities purchased under agreements to resell, and to receive securities and cash posted as collateral (with rights of re-hypothecation). The market value of collateral accepted or pledged by the Company under reverse repurchase agreements and repurchase agreements before offsetting of collateralized transactions was $7,514,245,545 and $7,478,330,479 respectively at December 31, 2016. Substantially all of the collateral accepted under reverse repurchase agreements has been resold as collateral under repurchase agreements. Collateral received from counterparties are U.S. treasury securities and corporate debt securities, and valued

daily, and should the market value of the securities received decline below the principal amount loaned plus, accrued interest, additional collateral is requested when appropriate.

(g)   *Fair Value Measurement*

The Company follows ASC 820, *Fair Value Measurement*, which defines fair value, establishes a framework for measuring fair value, and expands disclosure requirements. ASC 820, among other things, requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date.

ASC 820 specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's market assumptions. In accordance with ASC 820, when considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

Level 1 - Valuation based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2 - Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and supported by little or no market activity, and significant to the overall fair value measurement.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level of input that is significant to the fair value measurement in its entirety.

This hierarchy requires the use of observable market data when available. ASC 820 requires disclosure of fair value information for assets and liabilities that are measured at fair value on a recurring or nonrecurring basis on the statement of financial condition after initial recognition, including the valuation techniques and inputs used to develop those measurements. In determining fair value, the Company uses the market approach. Based on this approach, the Company often utilizes certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk.

The following are the types of valuation methodologies for the Company's material categories of financial assets and financial liabilities that are fair valued on the statement of financial condition:

U.S. treasury securities U.S. treasury securities are valued using quoted market prices and are generally classified as Level 1 in the fair value hierarchy.

Corporate debt securities Corporate debt securities are valued based on either the most recent observable trade and or external quotes, depending on availability. Corporate debt securities are

generally classified as Level 2 in the fair value hierarchy because these valuation inputs are usually observable or market corroborated when obtained from alternative pricing sources.

Asset-backed securities Asset-backed securities are primarily based on actively traded markets where prices are based on either direct market quotes or observed transactions. As such, asset backed securities are categorized as Level 2. All of the asset-backed-securities in inventory are collateralized auto loans and credit card loans.

As of December 31, 2016, the Company has no assets or liabilities measured at fair value on a recurring basis that it classifies as Level 3.

Repo and reverse repos are not carried at fair value on the statement of financial condition, but are carried at amounts which approximate fair value due to their short-term nature and negligible credit risk. The Company reports reverse repo and repo agreements at contract prices, plus accrued interest, which are considered level 2 financial instruments.

(h) *Furniture, Equipment, and Leasehold Improvements*

Furniture, equipment, and leasehold improvements are stated at cost, less accumulated depreciation and amortization. Depreciation on furniture and equipment is provided on a straight line basis over the assets' estimated useful lives of five years. Amortization on leasehold improvements is provided on a straight line basis over the lesser of the terms of the related leases or useful lives of the improvements.

(i) *Foreign Currency Transactions*

Assets and liabilities denominated in non-U.S. dollar currencies are remeasured into U.S. dollar equivalents using year-end adjusted spot foreign currency rates.

(j) *Income Taxes*

The Company accounts for all income taxes in accordance with the asset-and-liability method of accounting required under ASC 740, *Income Taxes*. Under this method, deferred income taxes are recognized for future tax consequences attributable to differences between carrying amounts of existing assets and liabilities on the statement of financial condition and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to be recovered or settled.

It is the Company's policy that, pursuant to ASC 740, any state or local tax computed based on capital is considered a franchise tax.

(k) *Compensation and Benefits*

The Company pays discretionary cash bonuses to its employees. Starting in 2012, certain cash bonuses are deferred over a service period of three years. An employee with a deferred bonus earns a portion of the cash bonus in each of the three years if they continue employment at the Company. None of the clawback provisions has been triggered for the year ended December 31, 2016. The deferred compensation liability amounts to $493,904 as of December 31, 2016.

(3) Fair Value of Financial Instruments

The following are types of financial instruments the Company held as of December 31, 2016:

| | Fair Value Hierarchy | | | |
	Level 1	Level 2	Level 3	Total
Assets:				
Securities owned				
U.S. treasury securities	$ 116,742,241	$ —	$ —	$ 116,742,241
Corporate debt securities	—	173,679,252	—	173,679,252
Asset backed securities	—	51,987,721	—	51,987,721
Other	18,047	27,991,559	—	28,009,606
Total securities owned	$ 116,760,288	$ 253,658,532	$ —	$ 370,418,820
Liabilities:				
Securities sold, not yet purchased				
U.S. treasury securities	$ 49,759,186	$ —	$ —	$ 49,759,186
Corporate debt securities	—	149,235,923	—	149,235,923
Total securites sold, not yet purchased	$ 49,759,186	$ 149,235,923	$ —	$ 198,995,109

Other consists of commercial paper and equity shares issued by DTCC to the Company, which amounts to $27,991,559 and 18,047, respectively.

(4) Receivable from and Payable to Brokers, Dealers, and Clearing Organizations

Amounts receivable from and payable to brokers, dealers, and clearing organizations at December 31, 2016 consist of the following:

	Receivable	Payable
Brokers and clearing organizations	$ 280,753,663	$ 123,430
Fail to deliver/receive	8,733,167	—
Trades pending settlement, net	—	27,028,620
Total	$ 289,486,830	$ 27,152,050

The Company clears its customer transactions through another broker-dealer on a fully disclosed basis. The amount receivable from broker, dealers and clearing organizations relates to the aforementioned transactions.

Net payable for trades pending settlement represents the contract price of securities to be delivered or received by the Company, should a counterparty fail to deliver securities pending settlement to the Company, the Company may be required to purchase identical securities on the open market. The value of such securities at December 31, 2016 approximates the amounts owed. Trades pending settlement at December 31, 2016 were settled without a material effect on the Company's statement of financial condition.

At December 31, 2016, cash included in receivable from brokers, dealers, and clearing organizations amounting to $67,676,556, is pledged to a clearing organization as collateral to meet depository requirements.

(5)   Collateralized Transactions

The Company enters into reverse repurchase agreements and repurchase agreements to accommodate customers' needs and invest the Company's capital. The Company manages credit exposure arising from such transactions by, in appropriate circumstances, entering into master repurchase agreements with counterparties that provide the Company, in the event of a counterparty default (such as bankruptcy or a counterparty's failure to pay or perform), the right to net a counterparty's rights and obligations under such agreement and liquidate and setoff collateral against the net amount owed by the counterparty.

The following tables present information about the offsetting of these instruments and related collateral amounts.

	Gross amounts	Amounts offset in the statement of financial condition (i)	Net amounts presented in the statement of financial condition	Noncash collateral not offset in the statement of financial condition (ii)	Net Amount
Assets:					
Securities purchased under agreements to resell					
U.S. treasuries	$ 7,488,301,819	$ (111,954,133)	$ 7,376,347,686	$ (7,369,305,274)	$ 7,042,412
Corporate bond	138,347,795	—	138,347,795	(138,347,795)	—
Total	$ 7,626,649,614	$ (111,954,133)	$ 7,514,695,481	$ (7,507,653,069)	$ 7,042,412
Liabilities:					
Securities sold under agreements to repurchase					
U.S. treasuries	$ 7,374,020,326	$ (111,954,133)	$ 7,262,066,193	$ (7,203,595,370)	$ 58,470,823
Corporate bond	178,613,249	—	178,613,249	(178,613,249)	—
Total	$ 7,552,633,575	$ (111,954,133)	$ 7,440,679,442	$ (7,382,208,619)	$ 58,470,823

(i) Amounts offset in the statement of financial condition related to master netting agreements and similar agreements which have been determined by the Company to be legally enforceable in the event of default and where certain other criteria are met in accordance with ASC 210-20.

(ii) Amounts relating to agreements where the Company does not have a legal right of offset as certain criteria are not met in accordance with ASC 210-20. There are limits in the disclosure regarding the inclusion of excess collateral amounts. The amount of collateral pledged is limited to the net amount of securities sold under agreement to repurchase presented on the statement of financial condition, and excludes overcollateralization.

The Company offsets its securities purchased under agreements to resell and securities sold under agreements to repurchase, in accordance with ASC 210-20.

The table below represents payables under repurchase agreements by remaining contractual term to maturity and class of collateral pledged as of December 31, 2016.

Class of Collateral Pledged		Overnight		Up to 30 days		31-90 days		Greater than 90 days		Total
				Remaining Contractual Maturity						
Securities sold under agreements to repurchase										
U.S. treasuries	$	—	$	4,415,258,751	$	2,958,761,575	$	—	$	7,374,020,326
Coporate bonds		—		178,613,249		—		—		178,613,249
Total	$	—	$	4,593,872,000	$	2,958,761,575	$	—	$	7,552,633,575

The Company is required to post collateral with a market value equal to or in excess of the principal amount borrowed under repurchase agreements. To ensure that the market value of the underlying collateral remains sufficient, collateral is valued daily and the Company may be required to deposit additional collateral or may receive or return collateral pledged, when appropriate. Repurchase agreements are generally either overnight or short term. The Company manages liquidity risks related to these agreements by sourcing funding from a diverse group of counterparties, providing a range of securities collateral. As of December 31, 2016, the Company had no repurchase-to-maturity transactions.

(6)   Related-Party Transactions

In the normal course of business the Company engages in transactions with SMBC and affiliated companies including SMBC-Nikko, SMBC Tokyo, SMBC New York Branch (SMBC-NY), SMBC Cayman Island Branch (SMBC-CIB), SMBC Capital Markets, Inc. (SMBC-CM), Manhattan Asset Funding Company LLC (MAF), SMBC Canada, Nikko Systems Solutions (NKSOL), and SMBC Nikko Capital Markets Limited (SMBC-LTD). The nature of these relationships and a description of the transactions are disclosed below and throughout the notes.

The related-party transactions include but are not limited to trade execution, underwriting referral services, and advisory services. The following amounts related to transactions with SMBC and affiliated companies are included in the accompanying statement of financial condition as of December 31, 2016:

Statement of Financial Condition:

Assets:		
Securities purchased under agreements to resell	$	6,814,197,506
Other assets		755,318
Total	$	6,814,952,824
Liabilities:		
Securities sold under repurchase agreements	$	190,564,056
Bank loan payable		100,000,000
Subordinated debt		25,000,000
Total	$	315,564,056

The Company enters into reverse repurchase and repurchase transactions with SMBC-Nikko, SMBC-CM and SMBC-LTD as part of ordinary course of business. As of December 31, 2016, total repurchase transaction balances with SMBC-Nikko, SMBC-CM and SMBC-LTD are as follows:

	SMBC-Ltd	SMBC-CM	SMBC-Nikko	Total
Securities purchased under agreements to resell	$ 211,057,073	$ 9,187,934	$ 6,593,952,499	$ 6,814,197,506
Securities sold under repurchase agreements	—	—	190,564,056	190,564,056

The Company has pledged cash collateral to SMBC-NY to secure any unsecured extensions of credit pursuant to Section 23A and 23B of the Federal Reserve Act. At December 31, 2016, such amount was $755,318.

The Company has a $25,000,000 subordinated loan agreement with SMBC-CIB which is approved regulatory capital by the FINRA.

The Company drew down on an uncommitted loan from SMBC-CIB in 2016, and had an outstanding loan payable of $100,000,000 as of December 31, 2016 which was used to finance short term liquidity needs.

The Company has variable interests as defined by FASB ASC 810-10 in an affiliated variable interest entity (VIE) in the form of fees earned for providing facility and origination services to that entity. The Company has no assets or liabilities reported in its statement of financial condition as of December 31, 2016 that relate to the Company's variable interest in that VIE, and has no exposure to its losses. The Company is not the primary beneficiary of the VIE as defined by FASB ASC 810-10 as it does not have the power to direct the activities that most significantly impact the VIE's financial performance and has no obligations to absorb the VIE's losses. Such power and obligations are shared by other entities. As such, the Company does not consolidate the accounts of the VIE in the statement of financial condition.

(7) Subordinated Borrowing and Other Financing

The Company has a $25,000,000 subordinated loan agreement with SMBC-CIB. The loan had an original scheduled maturity date of July 31, 2016 with an automatic extension of the scheduled maturity date by an additional year unless SMBC-CIB notifies the Company before the day thirteen months preceding the current scheduled maturity date in writing that such maturity date shall not be extended. SMBC-CIB has not notified the Company of such intent as of December 31, 2016. As such, the current scheduled maturity date is July 31, 2017. The loan bears interest at three-month LIBOR plus 60 basis points. The subordinated loan has been approved as regulatory capital by the FINRA and constitutes part of the Company's net capital under the SEC Uniform Net Capital Rule 15c3-l (Rule 15c3-l), and may be repaid only if, after giving effect to such repayment, the Company meets the specified requirements of the SEC.

On July 31, 2013, the Company entered into a committed and revolving line of credit with SMBC-CIB for $100 million. This credit facility increased to $200 million, effective May 22, 2015 and extended to July 31, 2017. Any borrowing will bear a market interest rate agreed upon by the Company and SMBC-CIB at the time of the advance. No amounts were outstanding under this facility as of December 31, 2016. The Company is obligated to pay a commitment fee on any unused amount of the revolving facility. The commitment fee payable was $71,111 as of December 31, 2016.

On June 30, 2016, the Company also renewed its uncommitted and revolving multicurrency credit line agreement with SMBC-CIB in an amount up to $1 billion at a market interest rate to be determined by SMBC-CIB. The outstanding loan drawn under this facility as of December 31, 2016 is $100,000,000. On December 9, 2016, the Company obtained additional uncommitted and revolving multicurrency credit line

agreement with SMBC-CIB in an amount up to $5 billion at a market interest rate to be determined by SMBC-CIB. No amounts were drawn down under this facility as of December 31, 2016. These facilities were put in place to ensure that the Company has adequate funds to meet its short-term liquidity needs. These facilities are effective until June 30, 2017.

(8)   Stock Rights and Privileges

Class A common stock, Class B common stock, and Class C common stock are identical in all respects and have equal rights and privileges, except as described in (c) below.

(a)   Dividend rights on all classes of common stock may be declared and paid only to the extent of the assets of the Company legally available for the payment of dividends. The declaration and payment of dividends on all classes of common stock is at the sole discretion of the Board of Directors of the Company.

(b)   Class dividends may be declared by the Board of Directors, in its sole discretion, payable exclusively to the holders of any of the respective classes of common stock, or to the holders of any or all such classes in equal or unequal amounts, notwithstanding the respective amounts available for dividends to each class, the respective voting and liquidation rights of each class, the amount of prior dividends declared on each class, or any other factor.

(c)   The voting rights of each share of the Company's Class A common stock entitles the holder to one hundred (100) votes on any matter on which stockholders of the Company are entitled to vote. Each share of the Company's Class B common stock entitles the holder to 0.5025126 votes on any matter on which stockholders of the Company are entitled to vote. Lastly, each share of the Company's Class C common stock entitles the holder to one (1) vote on any matter on which stockholders of the Company are entitled to vote.

(9)   Commitments and Contingencies

The Company occupies office space under long-term non-cancelable sublease agreements with SMBC, which expires on various dates through 2021. The rent payable by the Company under the sublease will be equal to its allocable share of the annual rent payable by SMBC under its prime lease.

Future minimum rentals under the sublease are estimated as follows:

Remaining years	Minimum Future Lease Payments
2017	$ 2,229,301
2018	2,273,668
2019	2,319,366
2020	2,255,585
2021 and thereafter	864,011
	$ 9,941,931

In the normal course of business, the Company enters into resale and repurchase agreements that settle at a future date. They are secured by U.S. treasury securities and corporate debt securities. These agreements do not meet the definition of a derivative, and therefore, are not recorded on the Statement of Financial Condition until settlement date. At December 31, 2016, the Company had forward–starting collateralized

agreements with start dates ranging from January 4, 2017 to January 5, 2017. The contract values of these transactions total $87,610,725 for reverse repurchase agreements and $116,675,000 for repurchase agreements.

In the normal course of business, the Company enters into underwriting commitments. There were no open transactions relating to such underwriting commitments at December 31, 2016.

The Company is involved in litigation arising in the normal course of business from time to time. It is management's opinion that there are no matters pending, which are probable of having a material adverse effect on the financial condition of the Company.

(10) Financial Instruments with Off-Balance-Sheet Risk and Concentration of Credit Risk

In the normal course of business, the Company executes, settles, and finances securities transactions. These activities expose the Company to off-balance-sheet risk arising from the possibility that the counterparty may fail to satisfy its obligations. In these situations, the Company may be required to purchase or sell financial instruments at unfavorable market prices to satisfy obligations to counterparties.

The Company provides trading, financing, and related services to a diverse group of domestic counterparties, including corporations and institutional investors. In connection with these activities, the Company enters into collateralized reverse repurchase and repurchase agreements that may result in significant credit exposure in the event the counterparty to the transaction is unable to fulfill its contractual obligations. The Company minimizes credit risk associated with these activities by monitoring customer credit exposure and collateral values on a daily basis, and by requiring additional collateral to be deposited with or returned to the Company when deemed necessary.

(11) Net Capital Requirements

The Company, as a registered broker dealer in securities, is subject to the net capital requirements of SEC Rule 15c3-l. Effective January 1, 2000, the Company elected the alternative method for calculating net capital. This requires the Company to maintain minimum net capital of the greater of $250,000, or 2%, of aggregate debit items arising from customer transactions, as defined. As of December 31, 2016, the Company's net capital was $428,787,643 which exceeded the required minimum by $428,537,643.

(12) Income Taxes

The Company accounts for income taxes in accordance with ASC 740. The Company's net deferred income tax assets as of December 31, 2016 relate primarily to tax basis differences on employee bonus accrual and depreciation. The Company evaluates its uncertain tax positions and the related tax reserves in accordance with the framework set out under ASC 740. ASC 740 prescribes a recognition threshold and a measurement attribute for the statement of financial condition recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely than-not to be sustained upon examination by taxing authorities. The amount recognized is measured as the amount of benefit that represents a greater than 50% likelihood of being realized upon ultimate settlement. As of December 31, 2016, the Company has no unrecognized tax benefits and has accrued no interest or penalties with respect to any tax positions taken.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company's net deferred tax assets as of December 31, 2016 are as follows:

Employee bonus accrual	$	7,297,432
Depreciation		(1,443,430)
Deferred tax assets, net	$	5,854,002

Although realization is not assured for the above net deferred tax assets, management believes it is more likely than not that they will be realized through future taxable earnings and, accordingly, has not recorded a valuation allowance as of December 31, 2016.

All years subsequent to and including 2012 for U.S. Federal, state and local tax audits remain open to examination by the taxing authorities. The Company is not currently undergoing any such audits.

(13) Employee Benefit Plans

The Company participates in a defined benefit noncontributory retirement plan (Sumitomo Mitsui Banking Corporation Retirement Plan) and a defined contribution plan (Sumitomo Mitsui Banking Corporation 401(k) Plan) sponsored by its Parent, SMBC. The plans cover all eligible local employees. The retirement plan costs are allocated to the Company based on actuarial computations. No separate determination has been made of the actuarial present value of accumulated benefits and the retirement plan's assets as they relate to the employees of the Company. Participants in the 401(k) plan may contribute amounts up to 50% of their eligible compensation, subject to certain limitations. The Company will match 401(k) contributions in an amount equal to the lesser of 100% of the first 3% contributed by the participant or 3% of total eligible compensation. Company matching contributions gradually vest over the first five years of service.

(14) Subsequent Events

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2016, and through February 22, 2017. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized.